Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Three Months Ended March 31, 2024

Tel-Aviv, Israel, May 31, 2024 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and USA, today reported the publication in Israel of financial statements for the three months ended March 31, 2024 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd.) (“Ellomay Luzon Energy”).

On May 31, 2024, Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Ellomay Luzon Energy, which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the quarter ended March 31, 2024 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Ellomay Luzon Energy) in its financial results for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

●	Dorad’s unaudited revenues for the three months ended March 31, 2024 – approximately NIS 610.9 million.

●	Dorad’s unaudited operating profit for the three months ended March 31, 2024 – approximately NIS 118.6 million.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. Since January 1, 2023, the months of the year are split into three seasons as follows: the summer season – the months of June, July, August and September; the winter season – the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to May, October and November. There is a higher demand for electricity during the winter and summer seasons, and the average electricity consumption is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs – TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended March 31, 2024, which include winter months of January and February and the intermediate month of March, are not indicative of full year results. In addition, due to various reasons, including the effects of the increase in the Israeli CPI impacting interest payments by Dorad on its credit facility, the results included herein may not be indicative of first quarter results in the future or comparable to first quarter results in the past.

The financial statements of Dorad include a note concerning the war situation in Israel, which commenced on October 7, 2023, stating that Dorad estimated, based on the information it had as of May 27, 2024 (the date of approval of Dorad’s financial statements as of March 31, 2024), that the current events and the security escalation in Israel have an impact on its results but that the impact on its short-term business results will be immaterial. Dorad further notes that as this event is not under the control of Dorad, and factors such as the continuation of the war and hostilities or their cessation may affect Dorad’s assessments, as of the date of the financial statements, Dorad is unable to assess the extent of the impact of the war on its business activities and on its medium and long-term results. Dorad continues to regularly monitor the developments and is examining the effects on its operations and the value of its assets.

A translation of the financial results for Dorad as of and for the year ended December 31, 2023 and as of and for each of the three month periods ended March 31, 2024 and 2023 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Luzon Group, Ellomay Luzon Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

●	Approximately 35.9 MW of photovoltaic power plants in Spain, a photovoltaic power plant of approximately 9 MW in Israel and a photovoltaic power plant of 4.95 MW in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	Ellomay Solar Italy One SRL that owns a photovoltaic plant with installed capacity of 14.8 MW in the Lazio Region, Italy that is ready for connection to the grid;

●	Ellomay Solar Italy Four SRL (15.06 MW PV), Ellomay Solar Italy Five SRL (87.2 MW PV), Ellomay Solar Italy Seven SRL (54.77 MW PV), Ellomay Solar Italy Nine SRL (8 MW PV) and Ellomay Solar Italy Ten SRL (18 MW PV) that are developing photovoltaic projects in Italy that have reached “ready to build” status; and

●	Fairfield Solar Project, LLC (13.44 MW PV), Malakoff Solar I, LLC (6.96 MW PV) and Malakoff Solar II, LLC (6.96 MW PV), that are constructing photovoltaic plants and Mexia Solar I, LLC (5.6 MW PV), Mexia Solar II, LLC (5.6 MW PV), and Talco Solar, LLC (10.3 MW PV), that are developing photovoltaic projects that have reached “ready to build” status, all in the Dallas Metropolitan area, Texas..

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities and political and economic conditions generally in Israel, regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad, competition, changes in the supply and prices of resources required for the operation of the Dorad’s facilities and in the price of oil and electricity, changes in the Israeli CPI, changes in interest rates, seasonality, failure to obtain financing for the expansion of Dorad and other risks applicable to projects under development and construction, and other risks applicable to projects under development and construction, in addition to other risks and uncertainties associated with the Company’s and Dorad’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Dorad Energy Ltd.

Statements of Financial Position

	March 31	March 31	December 31
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	399,596	323,883	219,246
Trade receivables and accrued income	181,182	184,689	211,866
Other receivables	13,850	19,224	12,095
Financial derivatives	-	3,902	-
Total current assets	594,628	531,698	443,207

Non-current assets
Restricted deposit	514,770	526,199	522,319
Prepaid expenses	29,548	31,573	30,053
Fixed assets	3,065,103	3,212,580	3,106,550
Intangible assets	7,573	6,722	7,653
Right of use assets	54,544	57,109	55,390
Total non-current assets	3,671,538	3,834,183	3,721,965

Total assets	4,266,166	4,365,881	4,165,172

Current liabilities
Current maturities of loans from banks	329,137	313,996	299,203
Current maturities of lease liabilities	4,787	4,645	4,787
Trade payables	158,545	172,081	166,089
Other payables	19,897	19,214	31,446
Financial derivatives	1,125	-	-
Total current liabilities	513,491	509,936	501,525

Non-current liabilities
Loans from banks	2,001,668	2,235,981	1,995,909
Other Long-term liabilities	11,562	15,926	12,943
Long-term lease liabilities	48,007	50,130	47,618
Provision for dismantling and restoration	38,013	50,000	38,985
Deferred tax liabilities	297,691	231,157	278,095
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,397,101	2,583,354	2,373,710

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	709,616	626,633	643,979
Total equity	1,355,574	1,272,591	1,289,937

Total liabilities and equity	4,266,166	4,365,881	4,165,172

Dorad Energy Ltd.

Interim Condensed Statement of Income

	For the three months ended		Year ended
	March 31		December 31
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Revenues	610,882	648,316	2,722,396

Operating costs of the Power Plant

Energy costs	131,084	124,074	583,112
Electricity purchase and
infrastructure services	263,191	317,162	1,244,646
Depreciation and
amortization	55,514	56,345	242,104
Other operating costs	42,469	34,171	186,024

Total operating costs of Power Plant	492,258	531,752	2,255,886

Profit from operating the Power Plant	118,624	116,564	466,510

General and administrative expenses	9,874	6,594	27,668
	-	-	39

Operating profit	108,750	109,970	438,881

Financing income	12,879	19,222	45,286
Financing expenses	36,396	59,082	209,773

Financing expenses, net	23,517	39,860	164,487

Profit before taxes on income	85,233	70,110	274,394

Taxes on income	19,596	16,141	63,079

Profit for the period	65,637	53,969	211,315

Dorad Energy Ltd.

Interim Condensed Statement of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the three months ended March 31, 2024 (Unaudited)

Balance as at January 1, 2024 (Audited)	11	642,199	3,748	643,979	1,289,937

Profit for the period	-	-	-	65,637	65,637

Balance as at March 31, 2024 (Unaudited)	11	642,199	3,748	709,616	1,355,574

For the three months ended March 31, 2023 (Unaudited)

Balance as at January 1, 2023 (Audited)	11	642,199	3,748	572,664	1,218,622

Profit for the period	-	-	-	53,969	53,969

Balance as at March 31, 2023 (Unaudited)	11	642,199	3,748	626,633	1,272,591

For the year ended December 31, 2023 (Audited)

Balance as at January 1, 2023 (Audited)	11	642,199	3,748	572,664	1,218,622

Dividend distributed	-	-	-	(140,000)	(140,000)
Profit for the year	-	-	-	211,315	211,315

Balance as at December 31, 2023 (Audited)	11	642,199	3,748	643,979	1,289,937

Dorad Energy Ltd.

Interim Condensed Statements of Cash Flows

	For the three months ended		Year ended
	March 31		December 31
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities:
Profit for the period	65,637	53,969	211,315
Adjustments:
Depreciation and amortization and fuel consumption	59,379	56,790	245,566
Taxes on income	19,596	16,141	63,079
Financing expenses, net	23,517	39,860	164,487
	102,492	112,791	473,132

Change in trade receivables	30,684	53,892	26,715
Change in other receivables	(4,493)	13,585	20,714
Change in trade payables	(8,906)	(67,513)	(115,976)
Change in other payables	5,954	7,775	2,507
Change in Other long-term liabilities	(1,381)	(1,603)	(4,586)
	21,858	6,136	(70,626)

Net cash flows provided by operating activities	189,987	172,896	613,821

Cash flows used in investing activities
Proceeds (used in) for settlement of financial derivatives	(1,395)	1,172	8,884
Insurance proceeds in respect of damage to fixed asset	2,737	-	-
Decrease in long-term restricted deposits	17,500	-	40,887
Investment in fixed assets	(17,069)	(14,213)	(102,082)
Investment in intangible assets	(412)	(817)	(3,162)
Interest received	9,577	6,024	33,501
Net cash flows provided by (used in) investing activities	10,918	(7,834)	(21,972)

Cash flows from financing activities:
Repayment of lease liability principal	(100)	(100)	(4,817)
Repayment of loans from banks	-	-	(253,382)
Dividends paid	(17,500)	-	(122,500)
Interest paid	(196)	(150)	(151,220)
Net cash flows used in financing activities	(17,796)	(250)	(531,919)

Net increase in cash and cash equivalents for the period	183,109	164,812	59,930

Effect of exchange rate fluctuations on cash and cash equivalents	(2,759)	7,590	7,835
Cash and cash equivalents at beginning of period	219,246	151,481	151,481
Cash and cash equivalents at end of period	399,596	323,883	219,246